LG Card holds Extraordinary Shareholders’ Meeting

On August 13, 2007, LG Card, a credit card subsidiary of Shinhan Financial Group, held an extraordinary shareholders’ meeting to gain approval for the following agendas.

Agenda 1: Execution of share swap, to become a wholly-owned subsidiary of Shinhan Financial Group
- Approved

Agenda 2: Assumption of Shinhan Card’s businesses by LG Card
- Approved